FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the letters distributed by the Bank to its shareholders informing them the date and matters to be addressed by the next Ordinary and Extraordinary General Shareholders Meetings, to be held on March 25, 2010. These letters shall also be published in the form of a press release in the Chilean newspaper “El Mercurio”, on March 8, 15 and 22, 2010. The same information was sent to the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges.

BANCO DE CHILE

GENERAL ORDINARY SHAREHOLDERS MEETING

The Board of Directors of Banco de Chile agreed to summon to a General Ordinary Shareholders Meeting to be held on March 25, 2010, immediately after the General Extraordinary Shareholders Meeting scheduled on the same date, at the Auditorium of Banco de Chile located at 930 Huérfanos Street, Santiago, Chile, in order to address the following matters:

1. Approval of Banco de Chile’s Annual Report, Financial Statements and Report of the External Auditors for the year ended December 31, 2009;
2. Distribution of the net income for the fiscal year ended December 31, 2009, and approval of dividend N° 198 in the amount of Ch$3.496813 per share, which represents 100% of the Bank’s net income for year 2009. Said dividend, if approved by the Shareholders Meeting, shall be paid at the Bank’s principal offices immediately after the Meeting;
3. Directors’ remuneration;
4. Directors and Audit Committee’s remuneration and approval of its budget;
5. Nomination of external auditors;
6. Directors and Audit Committee report;
7. Information with respect of related transactions pursuant Chilean Corporation Law (Ley sobre Sociedades Anónimas);
8. Other matters pertinent to General Ordinary Shareholders Meetings according to the law and to the Bank’s by-laws.

It is stated that the Financial Statements for the year ended December 31, 2009 were published in newspaper Estrategia in its edition of February 8, 2010 and in more detail, including their Notes and the Report of the External Auditors, at the Internet site www.bancochile.cl

PARTICIPATION IN THE MEETINGS AND POWERS OF ATTORNEY

Holders of shares registered on March 19, 2010 at the Shareholders Register of Banco de Chile and of Sociedad Matriz del Banco de Chile S.A., as mandated by Law N° 19,396, shall have the right to participate.

The qualification of powers of attorney, if requested, will be held on March 24, 2010 at 16:00 hours, at the Shares Section of the Bank, located at 5th floor, 975 Agustinas Street, Santiago.

PABLO GRANIFO LAVIN
       Chairman

Santiago, March of 2010

BANCO DE CHILE

GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

Likewise, the Board of Directors agreed to summon to a General Extraordinary Shareholders Meeting to be held on March 25, 2010, at 10:00 a.m., at the Auditorium of Banco de Chile located at 930 Huérfanos Street, Santiago, Chile, in order to amend Banco de Chile by-laws for the introduction of a transitory provision defining the “net income to be distributed” so as to comply with the agreement dated November 8, 1996, executed between the Central Bank of Chile (Banco Central de Chile) and SM Chile S.A., pursuant to Law N° 19,396 .

PARTICIPATION IN THE MEETINGS AND POWERS OF ATTORNEY

Holders of shares registered on March 19, 2010 in the Shareholders Register of Banco de Chile and of Sociedad Matriz del Banco de Chile S.A., as mandated by Law N° 19,396, shall have the right to participate.

The qualification of powers of attorney, if requested, will be held on March 24, 2010 at 16:00 hours, at the Shares Section of the Bank, located at 5th floor, 925 Agustinas Street, Santiago.

PABLO GRANIFO LAVIN
       Chairman

Santiago, March of 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 04, 2010

Banco de Chile

/s/ Arturo Tagle Q.
By:	Arturo Tagle Quiroz Acting General Manager